                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 2)


                    American Dental Technologies, Inc.
                              (Name of Issuer)

                              Common Stock

- ---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                025352-10-5
                              (CUSIP Number)

                            Carolyn R. Klasco
                      SHARTSIS, FRIESE & GINSBURG, LLP
                       One Maritime Plaza, 18th Floor
                      San Francisco, California  94111
                              (415) 421-6500

- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         February 7, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 2 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Richard S. Demirjian
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 166,103
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  166,103
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     166,103
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 3 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Richard S. Demirjian, as Custodian for Ara Demirjian
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 13,305
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  13,305
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,305
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 4 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Richard S. Demirjian, as Custodian for Vahe Demirjian
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 13,305
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  13,305
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,305
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 5 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Richard N. Demirjian
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 16,610
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  16,610
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     16,610
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 6 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     G.W. Jamieson
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 317,500
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  317,500
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     317,500
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 7 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Peter and Susan Elkind
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 37,625
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  37,625
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     37,625
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 8 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Abraham Hovsepian, Trustee of the Hovsepian Trust dated 4/26/85
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 16,610
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  16,610
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     16,610
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 9 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Steven H. and Bobby J. Jensen, Trustees, The Jensen 1988 Living Trust
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 37,500
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  37,500
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     37,500
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 10 of 18 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     R.W. Thayer Food Products, Inc.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 66,442
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  66,442
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     66,442
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 11 of 18 Pages

ITEM 1.   SECURITY AND ISSUER.

This amended statement relates to shares of common stock (the "Stock") of American Dental Technologies, Inc. ("ADT"). The principal executive office of ADT is at 28411 Northwestern Highway, Suite 1100, Southfield Michigan 48034.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Richard S. Demirjian ("R.S. Demirjian"), Richard S. Demirjian, as Custodian for Ara Demirjian, Richard S. Demirjian, as Custodian for Vahe Demirjian, Richard N. Demirjian ("R.N. Demirjian"), G.W. Jamieson ("Jamieson"), Peter and Susan Elkind ("P. Elkind" and "S. Elkind"), Abraham Hovsepian, Trustee of The Hovsepian Trust dated 4/26/85 ("Hovsepian"), Steven
H. and Bobby J. Jensen, Trustees, The Jensen 1988 Living Trust ("Steven H. Jensen" and "Bobby J. Jensen") and R.W. Thayer Food Products, Inc. ("Thayer"). The executive officers and directors of Thayer are Robert Wilber Thayer, Robert William Thayer and June M. Thayer.

(b) The home address of R.S. Demirjian is 1627 Via Romero, Alamo, CA 94507. The home address of R.N. Demirjian is 1862 Camino Pablo, Moraga, CA 94556. The business address of Jamieson is P.O. Box 850, Pleasanton, CA 94566. The home address of Elkind is 617 Ironbark Circle, Orinda, CA 94563. The home address of Hovsepian is 317 North LaFrance, No. 3, Alhambra, CA 91801. The home address of Steven H. Jensen and Bobby J. Jensen is 1133 Happy Valley Road, Pleasanton, CA 94566. The principal business address of Thayer is 962 87th Avenue, Oakland, CA 94621.

(c) The principal occupation of R.S. Demirjian is President, Secretary and Chief Financial Officer of Scientific Platers of Northern California, Inc., a California corporation.

     The principal occupation of R.N. Demirjian is Treasurer of Scientific Platers of Northern California, Inc., a California corporation.

     The principal occupation of G.W. Jamieson is President of Pleasanton Gravel Co., a California corporation.

     The principal occupation of P. Elkind is an attorney with the law firm of Boyer, Elkind & Gerson, and the principal occupation of S. Elkind is a self-employed clinical psychologist.

                               SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 12 of 18 Pages

     The principal occupation of Steven H. Jensen is President of Steven Jensen Sales, Inc., a California corporation, and the principal occupation of Bobby J. Jensen is Secretary and Treasurer of Steven Jensen Sales, Inc., a California corporation.

     The principal business of Thayer is producing egg products for the food service industry.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of such persons are citizens of the United States of America. Thayer was incorporated in California.

                               SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 13 of 18 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the reporting persons received their respective shares of ADT Stock in exchange for shares of common stock owned by each such person in Incisive Technologies, Inc., a private California corporation ("Incisive"), that was merged into ADT Merger Corporation, a California corporation and wholly owned subsidiary of ADT (the "Merger"). The ADT shares were issued to each of the reporting persons pursuant to the exemption from registration contained in
Section 3(a)(10) of the Securities Act of 1933, as amended (the "Securities Act"), after a Fairness Hearing held before the California Commissioner of Corporations. The number of shares of Incisive common stock exchanged by each reporting person and the number of shares of ADT Stock received by each such person in exchange therefor is as follows:

                         No. of Shares of
                           Incisive stock              No. of Shares of
Reporting Person      Exchanged for ADT Stock          ADT Stock Received

R.S.Demirjian                 591,191                       166,103

R.S. Demirjian, as             47,355                        13,305
Custodian for Ara
Demirjian

R.S. Demirjian, as             47,355                        13,305
Custodian for Vahe
Demirjian

R.N. Demirjian                 59,118                        16,610

Jamieson                    1,130,040                       317,500

P. Elkind                     133,915                        37,625
and S. Elkind

Hovsepian                      59,118                        16,610

Steven H. Jensen              133,470                        37,500
and Bobby J. Jensen

Thayer                        236,479                        66,442

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities was and is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

                               SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 14 of 18 Pages

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ADT or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of ADT or of any of its subsidiaries;

(c) Any change in the present board of directors or management of ADT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of ADT;

(e)  Any other material change in ADT's business or corporate structure;

(f) Changes in ADT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ADT by any person;

(g) Causing a class of securities of ADT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of ADT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)  Any action similar to any of those enumerated above.

                               SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 15 of 18 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this amended statement is as follows at the date hereof:

                    Aggregate
                    Beneficially
                    Owned            Voting Power      Dispositive Power
Name           Number    Percent   Sole      Shared    Sole      Shared

R.S. Demirjian 166,103   1.0%      166,103    -0-      166,103    -0-

R.S. Demirjian, 13,305   0.1%       13,305    -0-       13,305    -0-
as Custodian
for Ara
Demirjian

R.S. Demirjian, 13,305   0.1%       13,305    -0-       13,305    -0-
as Custodian
for Vahe
Demirjian

R.N. Demirjian  16,610   0.1%       16,610    -0-       16,610    -0-

Jamieson       317,500   2.0%      317,500    -0-      317,500    -0-

Elkind          37,625   0.2%       37,625    -0-       37,625    -0-

Hovsepian       16,610   0.1%       16,610    -0-       16,610    -0-

Jensen          37,500   0.2%       37,500    -0-       37,500    -0-

Thayer          66,442   0.4%       66,442    -0-       66,442    -0-

The persons filing this statement effected the following transactions in ADT Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in ADT Stock:

Exchange of common stock of Incisive Technologies, Inc., a California corporation, for ADT Stock on December 30, 1993, pursuant to the Merger. In the Merger, the reporting persons exchanged the number of shares of common stock of Incisive Technologies, Inc. and received the number of shares of ADT Stock set forth in the response to Item 3 of this report.

                               SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 16 of 18 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Agreement described in prior filings of the Schedule 13D and Amendment Number 1 thereto expired in accordance with its terms on or about February 7, 1996. Therefore, the group that previously filed the Schedule 13D and Amendment Number 1 thereto no longer exists. The individuals listed in Item 2 of the Schedule 13D have agreed that the power of attorney granted to Robert W. Thayer pursuant to Exhibit A will terminate upon the filing of this Amendment Number 2 to the Schedule 13D.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    May 31, 1996

                                   /s/ Robert W. Thayer
                                   Robert W. Thayer, President,
                                   R.W. Thayer Food Products, Inc., and
                                   attorney-in-fact for Richard S.
                                   Demirjian, Richard S. Demirjian, as
                                   Custodian for Ara Demirjian, Richard
                                   S. Demirjian, as Custodian for Vahe
                                   Demirjian, Richard N. Demirjian,
                                   G.W. Jamieson, Peter Elkind, Susan
                                   Elkind, Abraham Hovsepian, Steven H.
                                   Jensen and Bobby J. Jensen

                               SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 17 of 18 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with acquisitions by the undersigned of Common Stock ("Stock") of American Dental Technologies, Inc. For that purpose, the undersigned hereby constitute and appoint Robert W. Thayer as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.



DATED:    January 7, 1994          /s/ Richard S. Demirjian
                                   Richard S. Demirjian



DATED:    January 7, 1994          /s/ Richard S. Demirjian
                                   Richard S. Demirjian, as Custodian
                                   for Ara Demirjian



DATED:    January 7, 1994          /s/ Richard S. Demirjian
                                   Richard S. Demirjian, as Custodian
                                   for Vahe  Demirjian



DATED:    January 7, 1994          /s/ Richard S. Demirjian
                                   Richard N. Demirjian



DATED:    January 7, 1994          /s/ G. W. Jamieson
                                   G. W. Jamieson



DATED:    January 7, 1994          /s/ Peter Elkind
                                   Peter Elkind

                               SCHEDULE 13D

CUSIP No. 025352-10-5                                  Page 18 of 18 Pages



DATED:    January 7, 1994          /s/ Susan Elkind
                                   Susan Elkind



DATED:    January 7, 1994          /s/ Abraham Hovsepian
                                   Abraham Hovsepian



DATED:    January 7, 1994          /s/ Steven H. Jensen
                                   Steven H. Jensen



DATED:    January 7, 1994          /s/ Bobby J. Jensen
                                   Bobby J. Jensen



DATED:    January 7, 1994          R. W. THAYER FOOD PRODUCTS, INC.


                                   By:  /s/ R. W. Thayer
                                        R. W. Thayer

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